

July 30, 2014

VIA E-Mail
Mr. Robert G. O'Brien
Chief Financial Officer
Forest City Enterprises, Inc.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

Re: **Forest City Enterprises, Inc.**
**Form 10-KT for the year ended December 31, 2013**
**Filed on February 27, 2014**
**File No. 001-04372**

Dear Mr. Robert G. O'Brien:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-KT FOR THE YEAR ENDED DECEMBER 31, 2013

Note M. Net Gain on Disposition of Partial Interests in Rental Properties, pages 107 – 108

1.      We note you have recognized $496 million in gains related to the disposition of partial interests in rental properties during the 11 months ended December 31, 2013 as it relates to the QIC and New York Retail Joint Venture. For both joint ventures, please provide to us your accounting analysis of these two transactions pursuant to the guidance outlined within Topic 360-20 of the Financial Accounting Standards Codification. Your response should include your calculation of the gain to be recognized, address where the loan portion has been recognized within your financial statements, and explain how the loan portion and subsequent pay downs of the loan impact your analysis in determining full gain recognition.

<u>FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2014</u>

2.    Please revise future periodic filings to include a statement of whether all adjustments are of a normal recurring nature.   If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments.   Reference is made to Rule 10-01(b)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief